The Final Subscription Price for Shinhan Financial Group’s Rights Offering

On March 13, 2009, the subscription price for the new common shares to be issued in connection with Shinhan Financial Group’s rights offering of 78,000,000 common shares was finally determined as KRW 16,800 per share. Based on this subscription price, the aggregate proceeds from this offering will be KRW 1,310,400,000,000 (prior to adjusting for the underwriting commissions and other offering expenses).

Disclaimer:
The shares being offered in connection with the rights offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and unless so registered may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the applicable state securities laws. Accordingly, these shares will be sold in the United States only to qualified institutional investors (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and outside the United States in offshore transactions in reliance on Regulation S of the Securities Act. We do not intend to register any portion of the offering in the United States or to conduct a public offering of these shares in the United States.

The information contained in this report is accurate only as of the date hereof. The information contained herein is for informational purposes only and is not intended, and should not be construed, as an offer of securities for sale, or a solicitation of an offer to subscribe for securities being issued in connection with the rights offering, in the United States or in any jurisdiction in which such offer or solicitation is unlawful. This report does not constitute a “prospectus” within the meaning of the Securities Act or other offering document (an “offering document”) in whole or in part. It is strongly recommended that each investor read the relevant offering documents (including any amendments or updates) for more complete information regarding this offering before making an investment decision.